Filed Pursuant to Rule 424(b)(3)
Registration No. 333-136804

SUPERFUND GREEN, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED JULY 13, 2010 TO PROSPECTUS DATED NOVEMBER 24, 2009
JUNE 2010 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	June 2010	Year to Date	6/30/2010	6/30/2010

Series A	(0.33)%	(4.74)%	$33,927,326	$1,290.29
Series B	(0.36)%	(8.32)%	$46,128,867	$1,333.65

*	All performance is reported net of fees and expenses

Fund results for June 2010:

The Fund’s allocations to global equity indices underperformed in June as volatile action resulted in losses. Stocks mounted a mid-month rally on the back of regional strength in Asia, prompting the establishment of new long positions in all regions. However, values deteriorated back to unchanged by month-end as negative inputs from China, the U.S., and Europe eroded values. China’s Enterprise Index rallied over 8% from intra-month lows on strong export and retail sales data before finishing neutral as a disappointing leading economic indicators reading pared gains. News that China would loosen restrictions on its currency also contributed to the mid-month rally for U.S. and European stocks. However, extremely poor housing and retail sales figures spurred profit-taking, leaving front-month Dow futures with a loss of 3.5% on the month. In Europe, stocks finished with fairly significant losses as the focus shifted back to lingering sovereign debt risk by month’s end. The Fund’s mixture of long and short stock indices positions led to losses for the month.

The Fund saw stronger results in long-term global bond markets as weaker than expected fundamental and inflation data complemented intensifying Euro-zone sovereign debt risk, thus prompting widespread buying of bonds. September 30-year U.S. Treasury bonds surged after U.S. employment increased less than forecast with private payrolls accounting for only 10% of the jobs added. The rally was sustained through month-end by deteriorating U.S. retail sales and several poor readings from the housing sector. Front-month German bund futures traded to a record high (since inception) on June 8th amid fear that European countries will struggle to adhere to austerity programs and narrow their deficits. The market retraced from this high temporarily before finishing strong on concerns that European banks will have to pay up to refinance their debt. September Japanese 10-year bond futures moved sharply higher as global macroeconomic concerns encouraged a flight to the relative safety of yen denominated assets. The Fund’s mixture of long and short positions led the bond sector to gains in June.

Allocations to the energy sector underperformed amid significant losses in natural gas futures following an 18% rally through mid-month. Above average temperatures in early June led to increased demand and lower than expected U.S. stockpiles. As a result, the August contract moved as high as $5.249 per million Btu, stopping out the Fund’s short positions in the process. The rally was dampened as bearish sentiment reemerged following reports that existing home sales fell by 2.2% to a record low annual rate. Mild weather moved in toward the end of the month as well, sending values sharply lower and leaving the August contract with only a modest gain of 4.7%. Meanwhile, crude oil futures finished nearly unchanged in quiet range bound action. A featureless geopolitical landscape and an increasingly daunting macroeconomic outlook offset early month strength that was associated with the looming Gulf of Mexico hurricane season and high demand summer driving season. A mixture of long and short positions produced losses for the month in the energy sector.

Other market sectors did not reveal significant trends and did not have a substantial influence on this month’s overall negative performance.

For the month of June 2010, Series A lost 0.33% and Series B lost 0.36%, net of all fees and expenses.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPERFUND GREEN, L.P. — SERIES A
JUNE 2010 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended June 30, 2010)

STATEMENT OF INCOME

June 2010

Investment income, interest	$1,711

Expenses
Management fee	52,612
Ongoing offering expenses	28,439
Operating expenses	4,266
Selling Commissions	113,754
Other expenses	865
Incentive fee	—
Brokerage commissions	60,879

Total expenses	260,815

Net investment gain (loss)	(259,104)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(302,657)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	447,921

Net gain (loss) on investments	145,264

Net increase (decrease) in net assets from operations	$(113,840)

STATEMENT OF CHANGES IN NET ASSET VALUE

June 2010

Net assets, beginning of period	$33,959,279

Net increase (decrease) in net assets from operations	(113,840)
Capital share transactions
Issuance of shares	525,921
Redemption of shares	(444,033)

Net increase (decrease) in net assets from capital share transactions	81,888
Net increase (decrease) in net assets	(31,952)

Net assets, end of period	$33,927,327

NAV Per Unit, end of period	$1,290.29

SUPERFUND GREEN, L.P. — SERIES B
JUNE 2010 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended June 30, 2010)

STATEMENT OF INCOME

June 2010

Investment income, interest	$1,882

Expenses
Management fee	71,533
Ongoing offering expenses	38,666
Operating expenses	5,800
Selling Commissions	154,665
Other expenses	678
Incentive fee	—
Brokerage commissions	131,187

Total expenses	402,529

Net investment gain (loss)	(400,647)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(768,057)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	1,003,940

Net gain (loss) on investments	235,883

Net increase (decrease) in net assets from operations	$(164,764)

STATEMENT OF CHANGE IN NET ASSET VALUE

June 2010

Net assets, beginning of period	$46,500,861

Net increase (decrease) in net assets from operations	(164,764)
Capital share transactions
Issuance of shares	235,554
Redemption of shares	(442,784)

Net increase (decrease) in net assets from capital share transactions	(207,230)
Net increase (decrease) in net assets	(371,994)

Net assets, end of period	$46,128,867

NAV Per Unit, end of period	$1,333.65

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Superfund Green, L.P.